News Release Communiqué de Pressee

Exhibit 99.4
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Isabelle DESMET
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Patricia MARIE
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Christine de CHAMPEAUX
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Philippe GATEAU
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Burkhard REUSS
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Lisa WYLER
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Sandra DANTE
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Elisabeth de REALS
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Franklin BOITIER
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TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Sells its 10% Interest in Interconnector (UK) Limited
Paris, October 5, 2007 — Total today announced the sale of the 10% interest in Interconnector (UK) Limited owned by its subsidiary Total Midstream Holding UK Ltd to Caisse de Dépôt et Placement du Québec. Interconnector (UK) Limited operates the cross-channel gas pipeline linking the United Kingdom to Belgium.
Total’s capacity rights in the Interconnector will nevertheless remain unchanged.
Total Exploration & Production in the United Kingdom
Total is one of the leading oil and gas producers on the UK Continental Shelf, with equity production of over 280,000 barrels of oil equivalent per day in 2006. Based in Aberdeen, Scotland, Total EP UK Limited operates a cluster of fields in the Alwyn Area of the northern North Sea, the Elgin and Franklin fields in the Central North Sea and the Otter field northeast of the Shetland Islands. Total also operates the Saint Fergus gas terminal and a gas transportation system, and has interests in a number of non-operated fields.
The Group recently launched the development of the Jura gas-condensate field in the Alwyn Area, with production expected to start in second-quarter 2008.
Total is also continuing exploration in the UK sector of the North Sea with the recent Tormore discovery. Recent discoveries have lifted its proved and probable reserves in the United Kingdom to over one billion barrels of oil equivalent in 2006. Developing the new fields will help to extend production life, notably in the Alwyn Area, and help to maximize recovery of the United Kingdom’s oil and gas resources.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com